ROBERTS REALTY INVESTORS, INC.
450 Northridge Parkway, Suite 302
Atlanta, Georgia 30350

October 23, 2008

Via Edgar and Via Facsimile to (202) 772-9210
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 “F” Street, NE
Washington, D.C. 20549

Re:     Roberts Realty Investors, Inc.

          Form 10-K for the year ended December 31, 2007

          Filed March 31, 2007

          File No. 001-13183

          Comments related to:

(a) Form 10-Q for the Quarterly Period Ended June 30, 2008, and

(b) Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31,

     2008

Dear Mr. Gordon:

On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated October 9, 2008, which contained a comment on each of the quarterly reports referenced above. To be consistent with the style used in those filings, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual.

        Our responses to your comments are as follows:

Form 10-Q for the Quarterly Period Ended June 30, 2008

4. Notes Payable, page 12

1.     Please tell us how you accounted for the loan modifications with Wachovia Bank during April

        2008, and whether or not you considered the provisions of EITF 96-19.

        Response:

        In Note 4 – Notes Payable to the Unaudited Consolidated Financial Statements on page 12 of the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2008, the Company

        made the following disclosure:

Mr. Daniel L. Gordon

October 23, 2008

“In April 2008, to provide additional security for both the Highway 20 and Peachtree Parkway land loans, Roberts Realty granted Wachovia a security interest in the previously unencumbered 9.84-acre North Springs property. Under the terms of the loan extension, the Peachtree Parkway loan, Highway 20 loan, and the additional security interest in North Springs are cross-defaulted and cross-collateralized with one another. Both loans are due and payable in consecutive monthly payments of accrued interest only, with all principal and accrued interest due and payable on April 30, 2009.”

The Company considered EITF 96-19 when determining the appropriate accounting for the loan modifications with Wachovia. One condition for substantially different terms is that the present value of the cash flows under the new debt instrument must be at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The Company calculated the present values of the original and modified instruments and determined that the change was not greater than 10 percent. Therefore, pursuant to EITF 96-19, the modification was not considered a “debt extinguishment.” All loan origination fees associated with the original Wachovia instruments were fully amortized through interest expense as of April 28, 2008. All new loan origination fees paid to Wachovia are being amortized over the remaining term of the modified loans.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2008

2.     Please tell us how you determined it was appropriate to restate your financial statements for the three months ended March 31, 2007 to eliminate depreciation on the Addison Place apartment community, which according to your disclosure, did not become classified as held for sale until January 2008.

  Response:

We have reviewed the Staff’s comment and have determined that we should not have restated, in Amendment No. 1 to our Form 10-Q for the Quarterly Period Ended March 31, 2008, our financial statements for the three month period ended March 31, 2007 to eliminate depreciation on the Addison Place apartment community. We are in the process of amending our Form 10-Q for the Quarterly Period Ended March 31, 2008 to revise the March 31, 2007 disclosure accordingly. We expect to file an amendment to this report within the next 21 days.

   On behalf of Roberts Realty Investors, Inc., I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Daniel L. Gordon

October 23, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please call me at (770) 394-6000, extension 300, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles R. Elliott

Charles R. Elliott
Chief Financial Officer

cc:     Eric C. McPhee, SEC Staff Accountant

Charles S. Roberts, President and Chief Executive Officer

Wm. Jarell Jones, Audit Committee Chairman

         Wesley P. Hudson, Reznick Group, P.C.
         Dennis N. Muse, Reznick Group, P.C.
         Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP